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                                                        SEC File Number: 0-24173
                                                       CUSIP Number: 371935 10 7

                                 FORM 12b-25/A

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                          NOTIFICATION OF LATE FILING

                                  (Check One)

       [X] Form 10-K and Form 10-KSB     [ ] Form 11-K     [ ] Form 20-F
                [ ] Form 10-Q and Form 10-QSB     [ ] Form N-SAR
                       For Period Ended:  March 27, 1999

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended:  N/A
                                                        ---

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     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above,
     identify the Item(s) to which the notification relates:   N/A
                                                               ---

Part I - Registrant Information
-------------------------------

     Full Name of Registrant:   Genesis Direct, Inc.
                                -----------------------------------
     Former name if applicable: N/A
                                -----------------------------------

     Address of Principal
     Executive Office (Street and Number):  100 Plaza Drive
                                            ------------------------
                                            Secaucus, N. J.   07094
                                            ------------------------

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Part II - Rules 12b-25(b) and (c)
---------------------------------

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-
          25(c) has been attached if applicable.


Part III - Narrative
--------------------

     State below in reasonable detail the reasons why the Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended March 27, 1999 within the prescribed time period without unreasonable effort and expense as, due to the implementation of a restructuring program, the Registrant is operating with a significantly reduced staff and has devoted all available resources to the repositioning of its business and the disposition of certain of its assets.


Part IV - Other Information
---------------------------

(1) Name and telephone number of person to contact in regard to this notification:

          Ronald R. Benanto          (201)           867-2800
          ------------------------------------------------------------------
          (Name)                 (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof? [X] Yes   [ ] No

     During the fiscal year ended March 27, 1999, the Company purchased a number of businesses prior to announcing a restructuring program which resulted in a significant reduction in staff and the sale of certain businesses and assets. Accordingly, the Company expects that its results of operations will reflect a significant change from the corresponding period for the last fiscal year primarily as a result of charges related to its restructuring and losses on the sale of certain businesses. Set forth below is the Company's estimate of its results of operations for the fiscal year ended March 27, 1999 as compared to the fiscal year ended March 28, 1998.

                                                  Fiscal year ended          Fiscal year ended
                                                   March 27, 1999             March 28, 1998
                                                ---------------------      ---------------------

Net sales....................................         $ 252,337                   $107,210
Net loss from operations before restructuring
 charges and provision for losses on assets
 available for sale..........................           (85,119)                   (76,211)


Restructuring charges........................           (34,168)                        --
Loss on disposal of divested businesses and
 provision for loss on assets available for
 sale........................................           (28,627)                        --
                                               -----------------     ----------------------
Net loss from operations.....................          (147,914)                   (76,211)

Extraordinary item...........................            (5,235)                        --
                                              -----------------     ----------------------
Net loss.....................................          (153,149)                   (76,211)

Dividends accruing on Series A Preferred
 Stock.......................................                 -                      2,439

                                              -----------------     ----------------------
Net loss attributable to common
 stockholders................................         $(153,149)                  $(78,650)


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                              GENESIS DIRECT, INC.
                              --------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 1999                /s/ Ronald R. Benanto
                                   ------------------------------
                                   Ronald R. Benanto
                                   Vice President and Chief Financial Officer


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